EXHIBIT 99.1

Volvo's Truck Plant in New River Valley Awarded Environmental Prize

GOTEBORG, Sweden, Sept. 23, 2005 (PRIMEZONE) -- The Volvo Group's truck plant in New River Valley, Virginia, in the U.S., has been awarded a local environmental prize for the intensive efforts made at the plant to reduce emissions. The prize -- the 2005 Governor's Environmental Excellence Award -- was awarded to the plant in recognition of a number of measures to improve the environment.

Since 2000, the plant has steadily reduced its environmental impact. Among other improvements, all paints and lacquers used at the plant are now totally free from lead and chromium, and a recirculation system installed in the truck-cab leakage-test facility has reduced water consumption at the plant by an impressive 33 percent.

The introduction of an energy program has reduced electricity consumption by 19.6 percent and consumption of natural gas by 20 percent, and this has also led to substantial cost savings. In addition, the amount of waste per truck produced has decreased by more than 30 percent and emissions of volatile organic compounds (VOCs) have declined by a full 52.5 percent per truck produced.

"We are very proud to have been awarded this prize," says Peter Karlsten, President of Volvo Trucks North America. "Environmental care is one of Volvo Group's three core values and is a guiding principle for product design and how we conduct our operations. We constantly strive to minimize our impact on the environment, protect the wider community and be the leading player in our sector with regard to environmental issues."

The plant in New River Valley produces Mack and Volvo brand trucks and is certified in accordance with environmental standard ISO 14001.

September 23, 2005

For further information, please contact Marten Wikforss, +46 31 66 11 27, +46 705 59 11 49

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 81,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 20 billion euro. The Volvo Group is a publicly held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the U.S.

This information was brought to you by Waymaker.

http://www.waymaker.net

The following files are available for download:

http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=133379&fn=wkr0001.pdf

-0-